UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016

Commission File Number 001-15106

PETRÓLEO BRASILEIRO S.A. — PETROBRAS (Exact name of registrant as specified in its charter)
BRAZILIAN PETROLEUM CORPORATION — PETROBRAS (Translation of registrant’s name into English)

Avenida República do Chile, 65 20031-912 - Rio de Janeiro, RJ Federative Republic of Brazil (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☑       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a  material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number  assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K is incorporated by reference in the Registration Statement on Form of F-3 of Petróleo Brasileiro S.A. — Petrobras (“Petrobras”) (No. 333-206660) and Petrobras Global Finance B.V. (“PGF”) (No. 333-206660-01) and its accompanying prospectus supplement dated as of July 7, 2016.

Exhibits

Exhibit 4.1 — Amended and Restated Guaranty for the 2021 Notes

Exhibit 4.2 — Amended and Restated Twenty-First Supplemental Indenture

Exhibit 4.3 — Form of 8.375% Global Notes due 2021 (included in Exhibit 4.2)

Exhibit 4.4 — Amended and Restated Guaranty for the 2026 Notes

Exhibit 4.5 — Amended and Restated Twenty-Second Supplemental Indenture

Exhibit 4.6 — Form of 8.750% Global Notes due 2026 (included in Exhibit 4.5)

Exhibit 5.1 — Opinion of internal counsel to Petrobras

Exhibit 5.2 — Opinion of Cleary Gottlieb Steen & Hamilton LLP, U.S. counsel to PGF and Petrobras

Exhibit 5.3 — Opinion of Hogan Lovells International LLP, Dutch counsel to PGF

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROLEO BRASILEIRO S.A. — PETROBRAS
By:	/s/ Larry Carris Cardoso Larry Carris Cardoso Funding General Manager

Date: July 13, 2016

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